                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  FORM 12b-25

       NOTIFICATION OF LATE FILING                      SEC FILE NUMBER
                                                           0-25908

                                                        CUSIP NUMBER
                                                          48213Q104


[X] Form 10-K & Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q & Form 10-QSB

              For Period Ended:  December 31, 1996
              For the Transition Period Ended:



Part I  -- Registrant Information

              Full Name of Registrant                   JUST LIKE HOME, INC.
              Address of Principal Executive Office     3647 Cortez Road West
                                                        Bradenton, Florida 34210


Part II -- Rules 12b-25(b) and (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X] YES [ ] NO

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: [X] YES [ ] NO

       (c)    The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable        Not Applicable



Part III -- Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

       The Registrant has entered into a Merger Agreement with Community Assisted Living Centers, Inc. ("Community") whereby Community will merge into a wholly-owned subsidiary of the Registrant. The merger was schedule to close on March 15, 1997, but was extended to March 31, 1997, to provide additional time for Community to complete its due diligence review and to resolve other conditions to the merger. The amendment to the Merger Agreement provided that the management of Community would assume operational control of the Registrant effective March 17, 1997, which has occurred, and that Community would find certain cash needs of the Registrant prior to the closing of the Merger. The Merger Agreement also provides that the management of Community will assume substantially all of the senior management positions at the Registrant at the effective time of the merger. Due to the complications of the merger and the announced management change, the Registrant has lost certain of its former key employee and executives, who otherwise would have had primary responsibility for the preparation and completion of information necessary for the annual audit of the year-end December 31, 1996, financial statements of the Registrant and the Registrant's annual report on Form 10-KSB. Due to these reasons, the complications of completing the merger and resultant delays in providing the required information to the Registrant's independent auditors so that they can complete their audit of the Registrant's financial statements, the Registrant is unable to submit its annual report on Form 10-KSB by March 31, 1997, without unreasonable effort or expense.

Part IV -- Other Information

       (1) Name and telephone number of person to contact in regard to this notification:

       Michael W. Monahan                               941.756.2555
--------------------------------------------------------------------------------
Name                                             Area Code/Telephone Number

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X]  YES      [ ]  NO

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                 [X]  YES      [ ]  NO

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Registrant anticipates that it will report a greater net loss for the year ended December 31, 1996, than were reported for 1995. The increase in net loss, however, cannot be estimated for the reasons set forth under Part III.

                              JUST LIKE HOME, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 27, 1997                     By: /s/ Richard T. Conard, M.D.
                                             ------------------------------
                                          Name:  Richard T. Conard, M.D.
                                          Title: Chairman of the Board